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                         April 15, 2024

       Lee Choon Wooi
       Chief Executive Officer
       Starbox Group Holdings Ltd.
       VO2-03-07, Velocity Office 2, Lingkaran SV,
       Sunway Velocity, 55100
       Kuala Lumpur, Malaysia

                                                        Re: Starbox Group
Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 9, 2024
                                                            File No. 333-278571

       Dear Lee Choon Wooi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Ying Li